UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2009

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-153500), as such prospectus may be amended or supplemented from time to time.

Statement of Moody’s Investors Service Pty. Ltd

On February 18, 2009 Moody’s Investors Service Pty. Ltd (“Moody’s”) released a statement stating that it will consider the potential impact of Australia’s economic outlook on Australian banks’ asset quality and earnings and how this may affect Australian banks’ financial strength ratings.  At the same time, Moody’s noted some significant, offsetting positive developments that will be considered, including increased capital levels, lengthened funding profiles and improved franchise positions.  Moody’s expects to provide a more detailed update by early March.  Any change in the credit ratings of Westpac or its debt securities as a result of this review could adversely affect the market price and liquidity of Westpac’s debt securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: February 23, 2009	By:	/s/ Manuela Adl
Manuela Adl
SVP & Chief Operating Officer